

Mail Stop 4628

January 4, 2018

Via Email
Marshall D. Smith
Chief Financial Officer
California Resources Corporation
9200 Oakdale Avenue, Suite 900
Los Angeles, California 91311

      **Re: California Resources Corporation
             Form 10-K for Fiscal Year Ended
             December 31, 2016
             Filed February 24, 2017
             File No. 1-36478**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources